SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH October 07, 2008

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	October 7, 2008

TAM Announces its Entry Into the Star Alliance

São Paulo, October 7, 2008 – TAM (NYSE: TAM and Bovespa: TAMM4) announces today its entry into the Star Alliance, the largest global alliance in commercial aviation, currently made up of 21 of the world's largest airlines and three regional companies that jointly operate more than 18,100 flights daily.

"This is a very important step forward for TAM, since through our alliance membership we will gain further international brand recognition," said Captain David Barioni Neto, CEO of TAM. "Joining Star Alliance will further bolster our ongoing quest for Service Excellence, Technical and Operational Excellence and Excellence in Management, which are the three pillars of our strategy."

The Chief Executive Board (CEB) of Star Alliance unanimously voted to accept TAM -- South America's largest airline and a leader in the domestic and international market among Brazilian companies -- as a future member of the alliance.

"Thanks to TAM, Latin America will no longer be a white spot but rather a hot spot on our world map," said Jaan Albrecht, CEO of the organization, during the official announcement this Tuesday. "We are very proud to have TAM as a future member; their decision to join Star Alliance clearly reflects the ongoing importance of alliances today," continued Albrecht.

TAM already has codeshare agreements with Lufthansa, TAP and United, all Star Alliance members, and has just signed an agreement with Air Canada, also part of the global alliance. Once the Brazilian company completes the integration process, the Star Alliance route network will expand to more than a thousand destinations in 170 countries, offering more than 20 thousand daily departures. This will further solidify Star Alliance's leadership among world alliances.

After the initial announcement, the integration process will commence. Experts from TAM, from its mentor in the alliance, United, and from the Star Alliance, will team up to ensure the Brazilian company meets the requirements for association. These include, for example, compatibility with StarNet -- the Star Alliance's IT backbone -- common guidelines for dealing with passengers and the accumulation and redemption of loyalty program points.

Once TAM becomes a full-fledged member of the global alliance, it will share products and services in the 1,000 airports and 170 countries in which the organization operates. The list includes baggage check-in to the final destination, easier connections and the convenience of more than 800 VIP lounges.

Another benefit for clients will be the integration of all the Star Alliance member companies' frequent flier programs, which will make accumulating points easier, provide more redemption options and give priority to service and boarding.

"TAM passengers are set to experience a whole new world of Star Alliance customer benefits, while the alliance customers can look forward to both an ideal network in Brazil and Latin America and excellent service on board and on the ground," Albrecht emphasized.

For Paulo Castello Branco, TAM's Commercial and Planning Vice-President, this is another of the company's initiatives to meet its commitment to its clients. "Our passengers will have at their disposal a more comprehensive air network with better connectivity, which means more destinations offered by TAM in partnership with companies in the alliance," he explained.

Investor Relations:	Press Agency Contact:
Phone: (55) (11) 5582-9715	Phone: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ir	MVL Comunicação
Phone: (55) (11) 3594-0302 / 0304 / 0305

About the Star Alliance
The Star Alliance was established in 1997 as the first truly global airline alliance to offer customers worldwide reach and a smooth travel experience. Star Alliance was voted the Best Airline Alliance by Business Traveler Magazine in 2003, 2006, 2007 and 2008 and by Skytrax, one of the world's leading business travel research companies, in 2003, 2005 and 2007. The members are Air Canada, Air China, Air New Zealand, ANA, Asiana Airlines, Austrian, bmi, Egyptair, LOT Polish Airlines, Lufthansa, Scandinavian Airlines, Shanghai Airlines, Singapore Airlines, South African Airways, Spanair, SWISS, TAP Portugal, THAI, Turkish Airlines, United and US Airways. Air India, Continental Airlines and TAM were announced as future members. Carriers Adria Airways (Slovenia), Blue1 (Finland) and Croatia Airlines form the regional members of the Star Alliance global network. The Star Alliance network offers more than 18,100 flights daily to 975 destinations in 162 countries.

About TAM:
TAM (www.tam.com.br) has been the domestic market leader since July of 2003, and closed August 2008 with a 54.2% market share. The company flies to 42 destinations in Brazil. Through business agreements signed with regional companies, it reaches 79 different destinations in Brazil. TAM's market share among Brazilian companies that operate international flights stood at 73.9% in August. Operations abroad include TAM flights to 16 destinations in the United States, Europe and South America: New York and Miami (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires and Bariloche (Argentina), Santa Cruz de la Sierra (Bolivia), Santiago (Chile), Asuncion and Ciudad del Este (Paraguay), Montevideo (Uruguay), and Caracas (Venezuela). It has code-share agreements that make possible the sharing of seats on flights with international airlines, enabling passengers to travel to 64 other destinations in the U.S., Europe and South America. A pioneer in Brazil's airline industry with the launch of its Programa Fidelidade frequent flyer program, TAM today has more than 5 million members and has redeemed more than 5.9 million tickets for frequent flyer points.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 07, 2008

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.